UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

KIPS BAY MEDICAL, INC.

(Name of Issuer)

______________________

Common Stock, $0.01 Par Value

(Title of Class of Securities)

49726K 105

(CUSIP Number)

______________________

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 49726K 105	SCHEDULE 13G/A

1	Names of Reporting Persons Manuel A. Villafaña
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,318,947
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,318,947
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,318,947
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions) Not Applicable
11	Percent of Class Represented by Amount in Row (9) 19.6%
12	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer:

The name of the issuer is Kips Bay Medical, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The address of the principal executive offices of the issuer is 3405 Annapolis Lane, Suite 200, Minneapolis, Minnesota 55447.

Item 2(a).	Name of Person Filing:

This Amendment No. 2 to Schedule 13G is being filed by and on behalf of Manuel A. Villafaña.

Item 2(b).	Address or Principal Business Office or, if none, Residence:

The address of Mr. Villafaña’s principal place of business is 3405 Annapolis Lane, Suite 200, Minneapolis, Minnesota 55447.

Item 2(c).	Citizenship:

Mr. Villafaña is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

The class of equity securities to which this Statement relates is the common stock, $0.01 par value per share, of Kips Bay Medical, Inc.

Item 2(e).	CUSIP Number:

The CUSIP number of the common stock is 49726K 105.

Item 3.	If this Statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act.

(b) ☐ Bank, as defined in Section 3(a)(6) of the Act.

(c) ☐ Insurance company, as defined in Section 3(a)(19) of the Act.

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e) ☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person, in accordance with §240.13d-1(b)(ii)(G).

	(h)	☐ A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan, that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐ A non-US institution in accordance with §240.13d-1(b)(1)(ii)(J).

	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

Item 4.	Ownership:

(a)	Amount beneficially owned: The beneficial ownership of Mr. Villafaña consists of 5,318,947 shares of common stock.

(b)

Percent of class: 19.6%. This percentage is calculated based on the 26,979,079 shares of common stock reported to be outstanding by Kips Bay Medical, Inc. on its most recently filed quarterly report on Form 10-Q for the quarter ended September 28, 2013.

(c)	Number of shares as to which Mr. Villafaña has:

(i)	Sole power to vote or to direct the vote 5,318,947

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 5,318,947

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2014	/s/ Manuel A. Villafaña
Manuel A. Villafaña